September 22, 2025

Emily Rowland, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FIS Trust (the “Trust” or the “Registrant”) File Nos. 811-24099, 333-288251

Dear Ms. Rowland:

On June 23, 2025, FIS Trust (the “Trust” or the “Registrant”), on behalf of its series, FIS Bright Portfolios Focused Equity ETF and FIS Christian Stock Fund (each a “Fund” and together, the “Funds”) filed a Form N-1A, the Trust's registration statement (the “Registration Statement”), with the Securities and Exchange Commission (“SEC”). On July 23, 2025, you provided comments to the Registration Statement by mail to the undersigned, Bibb L. Strench.

Set forth below are your comments, followed by responses to those comments, which each Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in a pre-effective amendment to the Registration Statement to be filed concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus and statement of additional information (SAI) are attached to aid in your review.

General

1.	We note that portions of the registration statement are incomplete (e.g., portfolio turnover, performance, name of the sub-adviser for the FIS Christian Stock Fund, names of the Trustees). Please ensure that all information is completed and that the auditor’s consent and references to the auditor are provided in an amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response: The Registrant represents the Registration Statement will be complete in the next pre-effective amendment that will be filed in response to this letter including the missing items noted in the comment.

2.	Please supplementally explain if you have submitted, or expect to submit, any exemptive application (including, as referenced in the registration statement, a potential application for an exemptive order that permits the Adviser, with the Board’s approval, to enter into sub-advisory agreements with one or more sub-advisers without obtaining shareholder approval), or no-action request in connection with the registration statement.

Response: Yes, the Registrant likely will file a “manager-of-managers” exemptive application with the SEC shortly after the effective date of the N-1A filing. We note that the Board of Trustees of the Registrant recently approved the filing of such an application.

3.	Please confirm whether the Funds will file a registration statement on Form N-14 related to the planned reorganization, pursuant to which each Fund will acquire all of the assets and liabilities of its Predecessor Fund. Please confirm supplementally that the registration statement will not be sold on until after the reorganization is consummated.

Response: The Registrant confirms that NEOS ETF Trust will file a registration statement on Form N-14 in connection with the reorganization of two series of that Trust (the Predecessor Funds) that correspond with each Fund. Shares of both Funds will not be sold until after such reorganization is consummated.

Summary Prospectus

Fund Fees and Expenses

4.	Please delete the discussion in footnote 1 of the Predecessor Fund’s financial highlights. See General Instruction C.3(b).

Response: The discussion in footnote 1 noted in the comment has been deleted.

Example

5.	Please add “hold or” before “redeem” in the first sentence of the second paragraph. See Item 3.

Response: The requested edit has been made.

6.	Please add the headings “year” and “expenses” to the expense table for the FIS Bright Portfolios Focused Equity ETF. See Item 3.

Response: The requested edits have been made.

Principal Investment Strategies

7.	For the Christian Stock Fund, please clarify in the disclosure how the Fund utilizes the Benchmark in constructing the portfolio, as per the following sentence: “The portfolio is constructed with considerations relative to the sector and regional weights of the Benchmark to ensure broad diversification.”

Response: The fund’s portfolio managers monitor index weights and seek to maintain broad diversification on a consistent basis. In part, this is achieved through constructing the holdings by sector and regional weights which are generally within 15% plus or minus of the respective index weights.

8.	For the Christian Stock Fund, please provide more clarity in the disclosure about the Christian values filter referenced in the Fund's 80% policy. For example, please describe the criteria the Adviser uses in its fundamental due diligence process, and the third party tools that it uses as part of this filter. We note, for example, that the Focused Equity Fund, uses the Bright Score methodology. Please also clarify in the disclosure that the Christian values overlay described in the fourth paragraph from the bottom, is the same as the Christian values filter referenced in the Fund's 80% policy.

Response: The disclosure regarding the Christian values overlay described in the fourth paragraph from the bottom, is the same as the Christian values filter referenced in the Fund’s 80% policy. The Adviser utilizes its own research and also relies heavily on the ethical screening tool from a third party vendor called eValueator. This ethical screening tool has a consistent methodology, is one of the most tenured tools focused on Christian values (e.g., screening out companies involved with producing abortion drugs or media companies involved in pornography etc.). While the 80% standard derives from ESG funds, the Adviser believes it applies to our Christian values approach as well and thus adheres to the standard.

Principal Risks

9.	We note that both Funds disclose an active and frequent trading strategy, but only the Christian Stock Fund discloses portfolio turnover as a principal risk. Please add such principal risk disclosure to the FIS Bright Portfolios Focused Equity ETF.

Response: The requested edit has been made.

10.	Please remove the Short Position Risk disclosure as the Funds do not disclose a principal strategy involving the use of short sales. Alternatively, please add short selling to the principal investment strategies section of each prospectus.

Response: The requested edit has been made and the disclosure involving the use of short sales has been deleted.

11.	For the FIS Bright Portfolios Focused Equity ETF, please consider grouping the ETF risks as sub-bullets under the principal risk heading of ETF Risk, as in FIS Christian Stock Fund. Please also ensure that the principal ETF risks for the FIS Bright Portfolios Focused Equity ETF include the following, in addition to the ETF risks already included:

“That the Fund’s market price may deviate from the value of the Fund’s underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay more or receive less than the underlying value of the Fund shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the Fund quoted during the day or a premium or discount in the closing price from the Fund’s NAV.”

●	Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the Fund and in executing purchase or redemption orders, and that this could in turn lead to wider bid/ask spreads and variances between the market price of the Fund’s shares and the underlying value of those shares.

●	That, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to wider bid/ask spreads and differences between the market price of the ETF’s shares and the underlying value of those shares.

●	Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

For the Christian Stock Fund, please disclose that where all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The requested edits have been made.

Management

12.	With regard to the FIS Bright Portfolios Focused Equity ETF, please clarify the commencement date of the Predecessor Fund. With regard to the FIS Christian Stock Fund, please state the length of service of each portfolio manager (i.e., provide the inception date of the Predecessor Fund). See Item 5(b).

Response: The commencement date of the Predecessor Fund related to the FIS Bright Portfolios Focused Equity ETF has been added. The length of service of each portfolio manager of FIS Christian Stock Fund has been added and the commencement date of that has been added. Please note that a new portfolio manager will commence co-managing the FIS Christian Stock Fund on its first day of its operations, which will be reflected in the Prospectus and Statement of Additional Information.

Statutory prospectus

Other Risks

13.	For the Christian Stock Fund, please delete “Authorized Participant Concentration Risk” to the extent it is duplicative of the Fund’s principal “Authorized Participant Risk.”

Response: The Registrant deleted the “Authorized Participant Concentration Risk” factor.

14.	We note that “Cybersecurity and Disaster Recovery” is a principal risk for the FIS Bright Portfolios Focused Equity ETF, but an “Other Risk” for the Christian Stock Fund. Please make conforming changes or explain supplementally why the Funds are different.

Response: The conforming changes requested to be made in the comment have been made.

Fund Management

The staff notes that the Funds will operate under a unitary fee structure. Please confirm in correspondence whether the Adviser is current on all payments to service providers. Please supplementally explain if agreements with service providers stipulate payment from the Funds.

Response: As of the date of this response letter, the Adviser is current on all payments due to service providers in connection with the Predecessor Funds. The agreements between the Predecessor Funds and the applicable service providers provide that the Funds are obligated to make payments to the service providers, with the exception of the Distribution Agreement.

Financial Highlights

15.	Please include the financial highlights of the Predecessor Funds. See Item 13.

Response: The financial highlights of the Predecessor Funds have been included in the Prospectus.

More Information About the Fund

16.	For the Christian Stock Fund, we note the statement that “the Fund has the ability to raise up to 50% in cash if the market outlook warrants.” Please conform this disclosure to the Fund’s disclosure in response to Item 4 that describes with more specificity when the Sub-Adviser can raise up to 50% in cash or cash equivalents.

Response: The Registrant has made the requested conforming disclosure.

Statement of Additional Information

Cover Page

17.	For the FIS Bright Portfolios Focused Equity ETF, please correct the errant reference to Christian Stock Fund’s prospectus and other documents. Similarly, under “Interested Trustees,” please correct the references to the “Fund and” FIS Bright Portfolios Focused Equity ETF in the “**” footnote to the table.

Response: The Registrant has requested the errant references noted in the comment.

Investment Restrictions and Policies

18.	Please disclose as a fundamental policy each Fund’s diversified status, and disclose that the Fund’s diversified status may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities as defined under the 1940 Act.

Response: The requested disclosures have been added.

Management and Other Service Providers

19.	Given that FIS Bright Portfolios Focused Equity ETF’s Predecessor Fund’s registration statement became effective in 2024, please delete references to time periods before the Predecessor Fund’s inception, such as advisory fees paid by the Predecessor Fund for 2022 and 2023.

Response: The Registrant has deleted the references to time periods before the Predecessor Fund’s inception.

Taxes

20.	The second paragraph under “Taxation of the Fund” for the Christian Stock Fund references the Fund’s “replication or... sampling strategy.” Please delete these references, given that the Fund is not an index fund, or supplementally explain how they are applicable.

Response: The deletions requested in the comment have been made.

21.	We note that the last sentence of “Investments in Securities of Uncertain Tax Character” for the Christian Stock Fund is different from the FIS Bright Portfolios Focused Equity ETF disclosure (i.e., the bold disclosure is only included in the latter: “To the extent the tax treatment of such securities or the income from such securities differs from the tax treatment expected by the Fund, it could affect the timing or character of income recognized by the fund, requiring the fund to purchase or sell securities, or otherwise change its portfolio, in order to comply with the tax rules applicable to regulated investment companies under the Code”). Please supplementally explain the difference or align the disclosures.

Response: The inconsistent disclosures noted in the comment have been edited so that such disclosure for each Fund is now aligned.

Financial Statements

As required by the FAST Act Modernization and Simplification of Regulation S-K (Release No. 33-10618 (March 20, 2019)), please include hyperlinks to the financial statements and any other information incorporated by reference into the registration statement as required by Rule 411under the Securities Act and Rule 0-4 under the 1940 Act.

Response: The Registrant has made the requested hyperlinks.

Part C: Other Information

Item 28: Exhibits

25.	Please file finalized exhibits once they are available, and add auditor consents for the financial statements of the Predecessor Funds.

Response: The Registrant will finalize the exhibits prior to filing a pre-effective amendment.

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Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench